STATEMENT OF INVESTMENTS
Dreyfus Premier Equity Income Fund
February 29, 2008 (Unaudited)

Common Stocks--92.4%	Shares	Value ($)
Consumer Discretionary--11.9%		
Barnes & Noble	200	5,624
Choice Hotels International	300	9,735
Family Dollar Stores	200	3,830
Foot Locker	750	9,225
Harley-Davidson	100	3,716
Hasbro	300	7,731
Interactive Data	500	14,630
McDonald's	475	25,702
McGraw-Hill	125	5,116
NIKE, Cl. B	200	12,040
Nordstrom	200	7,406
Regal Entertainment Group, Cl. A	500	9,865
Snap-On	200	9,984
Staples	300	6,675
VF	150	11,406
Virgin Media	525	7,875
Walt Disney	600	19,446
Weight Watchers International	150	7,050
Wolverine World Wide	200	5,300
		182,356
Consumer Staples--9.4%		
Altria Group	100	7,314
Campbell Soup	225	7,265
Coca-Cola	500	29,230
ConAgra Foods	300	6,630
H.J. Heinz	175	7,719
Herbalife	175	7,320
Kellogg	25	1,268
Loews - Carolina Group	150	11,294
McCormick & Co.	325	11,196
PepsiCo	300	20,868
Procter & Gamble	100	6,618
Reynolds American	350	22,302
Sara Lee	375	4,736
		143,760
Energy--12.9%		
BP, ADR	250	16,217
Chevron	500	43,330
ConocoPhillips	325	26,881
Exxon Mobil	775	67,433
Frontline	325	14,670
Marathon Oil	250	13,290
Overseas Shipholding Group	125	7,840
Valero Energy	150	8,666
		198,327

Financial--14.8%

Aspen Insurance Holdings	400	11,576
Bank of America	725	28,811
Barclays, ADR	150	5,635
CapitalSource	400	6,336
Chubb	300	15,270
Citigroup	575	13,633
Deutsche Bank	75	8,322
Fannie Mae	300	8,295
Federated Investors, Cl. B	175	7,102
Goldman Sachs Group	100	16,963
Hartford Financial Services Group	125	8,737
ING Groep, ADR	200	6,662
JPMorgan Chase & Co.	650	26,423
Merrill Lynch & Co.	75	3,717
MetLife	200	11,652
Moody's	125	4,747
OneBeacon Insurance Group	550	11,715
People's United Financial	520	8,767
ProLogis	125	6,735
Ventas	200	8,364
Wachovia	275	8,420
		227,882

Health Care--11.4%

Aetna	300	14,880
Becton, Dickinson & Co.	100	9,042
Biovail	225	3,188
CIGNA	75	3,344
Eli Lilly & Co.	125	6,253
Humana	200 a	13,666
Johnson & Johnson	600	37,176
McKesson	325	19,097
Merck & Co.	500	22,150
Pfizer	1,275	28,407
Quest Diagnostics	125	5,959
UnitedHealth Group	250	11,620
		174,782

Industrial--8.4%

Burlington Northern Santa Fe	125	10,973
Emerson Electric	200	10,192
Equifax	100	3,422
General Dynamics	125	10,231
General Electric	625	20,713
Ingersoll-Rand, Cl. A	225	9,418
Lockheed Martin	200	20,640
Pitney Bowes	325	11,628
Raytheon	350	22,694
Steelcase, Cl. A	400	5,672
Waste Management	125	4,104
		129,687

Information Technology--13.5%

Accenture, Cl. A	525	18,506

ADTRAN	300	5,526
Analog Devices	150	4,038
Applied Materials	675	12,940
FactSet Research Systems	100	5,264
Hewlett-Packard	375	17,914
Imation	475	10,711
Infosys Technologies, ADR	250	9,730
International Business Machines	225	25,618
Linear Technology	200	5,542
Maxim Integrated Products	250	4,568
Microchip Technology	275	8,465
Microsoft	625	17,012
Motorola	600	5,982
Nokia, ADR	400	14,404
QUALCOMM	300	12,711
Taiwan Semiconductor Manufacturing, ADR	1,100	10,714
Telefonaktiebolaget LM Ericsson, ADR	450	9,675
Texas Instruments	275	8,239
		207,559
Materials--3.3%		
Dow Chemical	400	15,076
Freeport-McMoRan Copper & Gold	75	7,565
Methanex	325	9,363
Nucor	125	8,071
Sigma-Aldrich	125	6,878
Wausau Paper	500	3,920
		50,873
Telecommunication Services--3.6%		
AT & T	750	26,123
BCE	300	10,860
Bell Aliant Regional (Units)	23 a,b	0
Citizens Communications	600	6,444
Windstream	1,000	11,760
		55,187
Utilities--3.2%		
Atmos Energy	375	9,750
Duke Energy	500	8,770
OGE Energy	75	2,435
PG & E	275	10,357
Pinnacle West Capital	300	10,665
Sempra Energy	150	7,970
		49,947
Total Investments (cost $1,406,359)	**92.4%**	**1,420,360**
Cash and Receivables (Net)	**7.6%**	**116,484**
Net Assets	**100.0%**	**1,536,844**

ADR - American Depository Receipts

a   Non-income producing security.

b   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, this security amounted to $0 or 0%

of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.